SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

May 16, 2013

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 295 to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”) relating to BlackRock Emerging Market Allocation Portfolio

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 295 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Emerging Market Allocation Portfolio (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on May 16, 2013.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 21, 2013 regarding the Trust’s Post-Effective Amendment No. 271 to its Registration Statement filed with the Commission on January 30, 2013 for the purpose of registering a new series of the Trust (the “485(a) Filing”). The Staff’s comments are described

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 16, 2013

below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table was provided supplementally to the Staff on May 8, 2013.

Comment 2: The Staff continues to object to the first footnote regarding the CDSC payable under certain circumstances upon the redemption of Investor A Shares and prefers that it be included in the Fee Table itself as a deferred sales charge.

Response: The Trust respectfully declines to delete footnote 1 to the Fee Table. The Trust refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Trust’s rationale for continuing to include footnote 1 to the Fee Table.

Comment 3: The Staff notes that the Fund will engage in short sales of securities and requests confirmation that the line item in the Fee Table for Other Expenses will include expenses related to short sales, including dividends paid on securities sold short.

Response: The Fund confirms that “Other Expenses” will include any dividends paid on short sales.

Prospectus: Principal Investment Strategies of the Fund

Comment 4: In “Principal Investment Strategies of the Fund,” the Staff notes that the Fund will invest “at least 80% of its net assets plus any borrowings for investment purposes in equity and debt instruments and related derivative instruments issued by, or tied economically to, companies or other issuers located in emerging markets.” The Staff questions on what basis the Fund can count derivatives “tied economically to” emerging markets toward the 80% test.

Response: The Fund confirms that the derivatives that are “tied economically” to companies or other issuers located in emerging markets that are included in the Fund’s 80% bucket will have economic characteristics similar to equity securities, as required by Rule 35d-1.

May 16, 2013

The Fund notes that the adopting release for Rule 35d-1 states that compliance with the 80% requirement may be achieved through the use of certain synthetic instruments, such as derivatives. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). Note 13 of such release states:

“The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed Rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

Comment 5: The Staff requests information on how derivatives will be valued for purposes of the 80% test.

Response: As currently disclosed, the Fund seeks to invest at least 80% of its net assets plus any borrowings for investment purposes in equity and debt instruments and related derivative instruments issued by, or tied economically to, companies or other issuers located in emerging markets. The Fund intends to use derivative instruments, such as swap agreements, including interest rate and credit default swap agreements, to further this investment strategy. Derivatives, such as swaps, may be used to obtain exposure to companies or other issuers in emerging markets without actually owning or taking physical custody of the underlying security. The utilization of derivatives such as swaps may lead to efficiencies that will benefit the Fund’s shareholders, as it may be more difficult or costly to invest directly in securities of certain emerging market countries. In addition, the utilization of swaps may avoid certain tax costs and issues associated with investments in passive foreign investment companies.

The Fund expects that a significant portion of its exposure to companies in emerging markets will be gained through the use of swaps. In a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset. Through the use of derivatives, the Fund may obtain a return that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap.

May 16, 2013

To the extent the Fund engages in swaps or other derivative transactions to acquire exposure for a potential investment that it could otherwise acquire directly, the Fund’s decision will reflect a determination that it is more efficient and cost effective to acquire the investment derivatively. The Fund will acquire equivalent investment exposure whether it invests through the use of derivative transactions or directly in the reference assets, and submits that the use of derivatives in this context is entirely consistent with the Fund’s investment policies and with the use of “emerging market” in its name.

For the reasons discussed above, the Fund believes that the notional amount of the derivative instrument reflects the Fund’s true exposure to the underlying emerging market equity instruments for purposes of the 80% test.

Comment 6: The Staff notes that the Fund may also invest in certain commodity- and currency-related derivatives and requests information on how such instruments will be counted toward the 80% test.

Response: Commodity-related derivatives will not be included for purposes of the 80% test. For the avoidance of doubt, derivatives issued by, or tied economically to, commodity-related companies or other issuers will be included for purposes of the 80% test, to the extent such companies or other issuers are located in emerging markets, as defined in the prospectus. Currency-related derivatives will be included for purposes of the 80% test to the extent the underlying currency is issued by an emerging market country. See Response to Comment 5 above for valuation of such derivatives with respect to the 80% test.

Comment 7: The Staff requests further disclosure on the Fund’s asset allocation of investments, including whether the Fund could be invested fully in either equity or fixed income securities. The Staff suggests disclosure on percentage ranges for asset classes.

Response: As stated in its prospectus, in satisfying its 80% test, the Fund will invest in equity and debt instruments and related derivative instruments. As also disclosed in the Fund’s prospectus, the Fund can invest in a broad range of asset classes, and the percentage of assets invested in particular asset classes can vary greatly depending on the then-current market conditions and other factors. The current disclosure states:

“The Fund seeks to achieve its investment objective by investing in a broad range of asset classes, such as equity securities, fixed- and floating-rate debt instruments, derivatives, other investment companies, including affiliated and unaffiliated mutual funds and exchange-traded funds (“ETFs”), currency- and commodity-related instruments and structured products. The Fund has flexibility in the relative weighting of each asset class.”

May 16, 2013

As suggested by the Staff, the Fund has revised the disclosure in the “Fund Overview” and “Details About the Fund” sections of the prospectus as set forth below in italics:

“The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset category from time to time.”

Comment 8: The Staff questions whether the disclosure that the Fund may hold cash or money market instruments should be moved from Principal Investment Strategies to elsewhere in the prospectus.

Response: The Fund confirms that it will strategically allocate portfolio investments to cash and money market instruments as a principal investment strategy, and respectfully declines to move the disclosure from “Principal Investment Strategies of the Fund.”

Prospectus: Principal Investment Strategies of the Fund (Comments on the Cayman Islands Subsidiary)

Comment 9: The Staff requests disclosure that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

Response: The Trust confirms that the Fund complies with the provisions of the 1940 Act governing investment policies under Section 8 on an aggregate basis with the subsidiary. The Fund discloses that the subsidiary is generally subject to the same investment policies and restrictions as the Fund in the “Details About the Fund—How the Fund Invests—Principal Investment Strategies” section of the Fund’s prospectus and the “Investment Objective and Policies—Organization and Management of the Wholly-Owned Subsidiary” section of the Fund’s Statement of Additional Information (“SAI”), except that the subsidiary may invest without limitation in commodity-linked derivative instruments. The Fund discloses its investment policies regarding the items addressed by Section 8 under the “Fund Overview—Principal Investment Strategies of the Fund,” and “Details About the Fund—How the Fund Invests—Principal Investment Strategies” sections of the Fund’s prospectus and the “Investment Objective and Policies” and “Investment Restrictions” sections of the Fund’s SAI.

The Trust confirms that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with the subsidiary. The section of the Fund’s prospectus entitled “Details About the Fund—How the Fund Invests—Principal Investment Strategies” contains disclosure to this effect.

May 16, 2013

Comment 10: The Staff requests disclosure that each investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The Staff notes that the investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: For administrative and other reasons, BlackRock Advisors, LLC (the “Adviser”) and the subsidiary are parties to an investment advisory agreement (the “Investment Advisory Agreement”). Under the current facts where the Adviser of the Fund also manages the assets of the subsidiary, we take the position that the Investment Advisory Agreement does not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Investment Advisory Agreement was nonetheless structured to include a contractual provision that, after an initial two-year period, subjects renewal of the Investment Advisory Agreement to the approval of the subsidiary’s board and the Trust’s board (including a majority of the Trust’s non-interested trustees) on an annual basis. The Fund discloses the existence of the Investment Advisory Agreement in the “Investment Objective and Policies—Organization and Management of the Wholly-Owned Subsidiary” section of the Fund’s SAI.

In response to the Staff’s request, the Investment Advisory Agreement will be included as an exhibit to the Fund’s registration statement.

Comment 11: The Staff requests disclosure that the subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). The Staff requests disclosure identifying the custodian of the subsidiary.

Response: The Trust confirms that the subsidiary complies with the provisions relating to affiliated transactions under Section 17 and the rules thereunder, including those under Section 17(f) relating to custody. The “Details About the Fund—How the Fund Invests—Principal Investment Strategies” section of the Fund’s prospectus discloses that “[t]he [subsidiary] is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund.” State Street Bank and Trust Company is the custodian of the Fund and the subsidiary. The Fund discloses that the subsidiary has entered into a separate custodian agreement with the same custodian as the Fund in the “Investment Objective and Policies—Organization and Management of the Wholly-Owned Subsidiary” section of the Fund’s SAI.

Comment 12: The Staff requests disclosure on: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the subsidiary is qualifying income; and (2) if the Fund has not received a private letter ruling,

May 16, 2013

its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received a private letter ruling from the Internal Revenue Service. The Fund has received advice from counsel that income and gains to be derived by the Fund and its investment in the subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Internal Revenue Code of 1986, as amended. The Fund discloses the tax implications of its investment in the subsidiary in the “Investment Objective and Policies—Organization and Management of the Wholly-Owned Subsidiary” section of the Fund’s SAI.

Comment 13: The Staff requests disclosure, as appropriate, whether any of the subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The Staff notes that the principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the subsidiary.

Response: The Trust confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the subsidiary. The “Details About the Fund—How the Fund Invests—Principal Investment Strategies” section of the Fund’s prospectus discloses that “. . . BlackRock, in managing the [subsidiary’s] portfolio, is generally subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, affiliated transactions, brokerage, and the timing and method of the valuation of the [subsidiary’s] portfolio investments and shares of the [subsidiary], except that the [subsidiary] may invest without limitation in commodity-linked derivative instruments.” The “Investment Objective and Policies—Organization and Management of the Wholly-Owned Subsidiary” section of the Fund’s SAI discloses that “. . . the [subsidiary] is generally subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, affiliated transactions, brokerage, and the timing and method of the valuation of the [subsidiary’s] portfolio investments and shares of the [subsidiary], except that the [subsidiary] may invest without limitation in commodity-linked derivative instruments.”

Comment 14: The Staff requests confirmation that the financial statements of the subsidiary will be consolidated with those of the Fund.

Response: The subsidiary’s financial statements are consolidated with the Fund’s financial statements, which are included in the Fund’s annual and semi-annual reports to Fund shareholders. The “Details About the Fund—How the Fund Invests—Principal Investment Strategies” section of the Fund’s prospectus and the “Investment Objective and Policies—

May 16, 2013

Organization and Management of the Wholly-Owned Subsidiary” section of the Fund’s SAI disclose that “The financial statements of the [subsidiary] will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.”

Comment 15: The Staff requests confirmation in correspondence that: (1) the subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection of the subsidiary’s books and records by the Staff; and (4) the subsidiary’s board of directors will sign the Fund’s registration statement.

Response: The Fund confirms that (1) the subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection of the subsidiary’s books and records by the Staff; and (4) the subsidiary’s directors will sign the Fund’s registration statement separately in their capacities as trustees of the Trust and as directors of the subsidiary.

With respect to item (4), although the subsidiary’s board of directors will sign the Fund’s registration statement, the Fund respectfully submits that the subsidiary should not be required to sign the Fund’s registration statement. The subsidiary is wholly-owned and controlled by the Fund and was established as a means for the investment of the Fund’s assets in commodity-related instruments. The subsidiary is treated as a separate corporation for tax purposes. Investing in commodity-related instruments through the subsidiary is necessary to provide the Fund with exposure to investment returns of commodities within the limitations of Subchapter M of the Internal Revenue Code of 1986, as amended.

In the master-feeder context, the Commission has required the master fund to sign the registration statement of the feeder fund based on a co-issuer rationale pursuant to Rule 140 under the Securities Act. (See, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management (1992)). This rationale should not apply to the Fund or its subsidiary. In a master-feeder structure the feeder fund invests all of its assets in the master fund but may not wholly own the master fund—often the feeder is not the sole feeder into the master. Because the master fund is not required to register under the Securities Act, the Commission has viewed the master fund as the co-issuer of the feeder fund’s securities in accordance with Rule 140, and, as co-issuer, the master fund has been required to sign the feeder fund’s registration statement. In the master-feeder context, the feeder is investing in the master in lieu of investing in a portfolio of securities. In the Fund’s situation, it is investing in the subsidiary as a means of investing in a portfolio of securities which it could not do otherwise without adverse tax consequences.

May 16, 2013

Rule 140, which is commonly known as the “co-issuer” rule, addresses the situation in which a person purchases the securities of an entity and sells its own securities to the public and thus could be regarded as being engaged in a distribution of that entity’s securities. That is not the case here. The Fund has acquired the securities of the subsidiary not with a view to their distribution but rather to create an entity under its control for the purpose of making investments in commodity-related instruments which the Fund cannot do itself without adverse tax consequences.

In a series of no-action letters,1 the Commission, among other things, found that the investment in a foreign subsidiary by a registered investment company was not an indirect offering of the subsidiary’s shares in the United States in violation of Section 7(d) of the 1940 Act and further concurred that the subsidiary would not be required to register as an investment company. Pursuant to the facts set forth in the no-action letter issued to South Asia Portfolio (the “Portfolio”), the Portfolio had established a wholly-owned subsidiary for the purpose of investing in India. The Commission granted its no action position based on the Portfolio’s being the sole beneficial owner of the subsidiary, the Portfolio’s control of the decision making process of the subsidiary, and the fact that the creation of the subsidiary would not result in the potential abuses that Section 7(d) was designed to address. The offering of the Portfolio’s shares would continue to have all the characteristics of an offering of a U.S. investment company and was not a direct or indirect offering by a foreign investment company. We submit that this is the situation here and that it is not appropriate to require the subsidiary, a wholly-owned subsidiary established as a means for the investment of the Fund’s assets in commodity-related instruments, to sign the Fund’s registration statement as a co-issuer of the Fund’s securities.

Prospectus: Principal Risks of Investing in the Fund

Comment 16: The Staff notes the length of the section entitled “Principal Risks of Investing in the Fund.” The Staff requests consideration of whether each disclosed risk factor is, in fact, a principal risk of investing in the Fund.

Response: The Fund has reviewed the section entitled “Principal Risks of Investing in the Fund” and believes the detail and length are appropriate.

1 See, South Asia Portfolio (pub. avail. March 12, 1997); Templeton Vietnam Opportunities Fund, Inc (pub. avail. September 10, 1996); The Spain Fund, Inc (pub. avail. May 28, 1988); and Thai Fund, Inc. (pub. avail. Nov. 30, 1987). In those letters, the staff took a no-action position where the parties requesting relief stated that the subsidiaries should not be viewed as investment companies for purposes of Section 12(d)(1) and that the offering by the funds did not constitute an offering by the subsidiaries in violation of Section 7(d).

May 16, 2013

Comment 17: In “Details About the Fund—Principal Risks of Investing in the Fund,” the Staff requests that Derivatives Risk be revised to be more reader friendly. The Staff suggests reformatting the risk factor into multiple sections.

Response: The “Derivatives Risk” under “Details About the Fund—Principal Risks of Investing in the Fund” has been revised to read as follows:

“Derivatives Risk— Derivatives are volatile and involve significant risks, including:

Volatility Risk — The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets.

Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.

Market and Liquidity Risk — Some derivatives are more sensitive to interest rate changes and market price fluctuations than other securities. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. The Fund could also suffer losses related to its derivatives positions as a result of unanticipated market movements, which losses are potentially unlimited. Finally, BlackRock may not be able to predict correctly the direction of securities prices, interest rates and other economic factors, which could cause the Fund’s derivatives positions to lose value.

Valuation Risk — Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. Derivatives may also expose the Fund to greater risk and increase its costs. Certain transactions in derivatives involve substantial leverage risk and may expose the Fund to potential losses that exceed the amount originally invested by the Fund.

Hedging Risk — When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective. The use of hedging may

May 16, 2013

invoke the application of the mark-to-market and straddle provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). If such provisions are applicable, there could be an increase (or decrease) in the amount of taxable dividends paid by the Fund and may impact whether dividends paid by the Fund are classified as capital gains or ordinary income. The use of derivatives increases the risk that the Fund will be unable to close out certain hedged positions to avoid adverse tax consequences.

Tax Risk — See “— Tax and Regulatory Risk” below.

Regulatory Risk— Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. In particular, the Dodd-Frank Wall Street Reform Act (the “Reform Act”) may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives. The Reform Act substantially increases regulation of the over-the-counter (“OTC”) derivatives market and participants in that market, including imposing clearing and reporting requirements on transactions involving instruments that fall within the Reform Act’s definition of “swap” and “security-based swap,” which terms generally include OTC derivatives and imposing registration and potential substantive requirements on certain swap and security-based swap market participants. In addition, under the Reform Act, the Fund may be subject to additional recordkeeping and reporting requirements.

Risks Specific to Certain Derivatives Used by the Fund

Swaps — Swap agreements are two-party contracts entered into for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which can be adjusted for an interest factor. Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement. The income tax treatment of swap agreements is unsettled and may be subject to future legislation, regulation or administrative pronouncements issued by the Internal Revenue Service (“IRS”). If such future guidance limits the Fund’s ability to use derivatives, the Fund may have to find other ways of achieving its investment objective. The Fund expects to settle or close out swap positions from time to time so that the value of any “in-the-money” swap positions with a single counterparty (and other securities issued by that counterparty) will not exceed 5% of the value of the Fund’s total assets. While this is intended to

May 16, 2013

limit counterparty risk, it is also likely to result in the Fund realizing and distributing to its shareholders more short-term capital gains, which are taxable as ordinary income, and less long-term capital gains, which may be taxable at more favorable rates than ordinary income.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange transactions are over-the-counter contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Contracts for Difference — Contracts for difference are subject to liquidity risk because the liquidity of contracts for difference is based on the liquidity of the underlying instrument, and are subject to counterparty risk, i.e., the risk that the counterparty to the contracts for difference transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. To the extent that there is an imperfect correlation between the return on the Fund’s obligation to its counterparty under the contract for difference and the return on related assets in its portfolio, the contracts for difference transaction may increase the Fund’s financial risk. Contracts for difference, like many other derivative instruments, involve the risk that, if the derivative security declines in value, additional margin would be required to maintain the margin level. The seller may require the Fund to deposit additional sums to cover this, and this may be at short notice. If additional margin is not provided in time, the seller may liquidate the positions at a loss for which the Fund is liable. Contracts for difference are not registered with the Securities and Exchange Commission (“SEC”) or any U.S. regulator, and are not subject to U.S. regulation.

To the extent derivatives are utilized to implement the Fund’s investment strategies, these transactions involve the risks described below with respect to investments in emerging market securities and short sales of securities.”

“Derivatives Risk” in the “Fund Overview—Principal Risks of Investing in the Fund” section has also been revised to break out descriptions of certain derivative instruments into separate sections.

* * * * * * * * * *

May 16, 2013

In the 485(a) Filing, the Trust indicated that the Fund would be classified as a diversified fund. In fact, as discussed with John Ganley of the Staff on April 18, 2013, the Fund will be classified as non-diversified. The Fund will add the following “Non-Diversification Risk” to the sections entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks” and otherwise disclose the Fund’s classification as a non-diversified fund in the Registration Statement.

“Non-Diversification Risk — The Fund is a non-diversified fund. Because the Fund may invest in securities of a smaller number of issuers, it may be more exposed to the risks associated with and developments affecting an individual issuer than a fund that invests more widely.”

The “Non-Diversification Risk” has been reviewed by the Staff in prior Trust filings with the Commission. In that regard, reference is made to Post-Effective Amendment No. 170 to the Registration Statement on Form N-1A of the Trust on behalf of BlackRock Commodity Strategies Portfolio, which was filed on June 2, 2011 (the “Prior Filing”).

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Benjamin Archibald John A. MacKinnon